Exhibit 99.7

 Lycopodium Minerals Pty Ltd
ABN: 34 055 880 209

Level 5, 1 Adelaide Terrace
East Perth, Western Australia 6004
Australia

PO Box 6832
East Perth, Western Australia 6892
Australia

T: +61 (0) 8 6210 5222
www.lycopodium.com.au

CONSENT of QUALIFIED PERSON

I, Christopher Waller, consent to the public filing of the technical report titled Esaase Gold Project, Ghana and dated 4 November 2011, (the "Technical Report") by Keegan Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated September 22, 2011 (the "Press Release") of Keegan Resources Inc.

I certify that I have read the Press Release filed by Keegan Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 4th day of November 2011